For period ending June 30, 2010

File number 811-06637       The UBS Funds

For period ending   June 30, 2010         Exhibit 77D

File number 811-6637

UBS U.S. Bond Fund -  At the March 2010 and April 2010 Board meeting, the Board of Trustees approved the following:
* Changing the Fund's 80% policy of investing from "at least 80% of its net assets (plus borrowings for investment purposes, if any) in US bonds" to investing "at least 80% of its net assets (plus borrowings for investment purposes, if any) in fixed income securities."
* Expanding the definition of fixed income securities to include, but are not limited to, securities of the US government, its agencies and government-sponsored enterprises, securities guaranteed by the US government, corporate debt securities of US and non-US issuers, including convertible securities, obligations of non-US governments or their subdivisions, agencies and government-sponsored enterprises, obligations of international agencies or supranational entities, mortgage-backed and asset-backed securities.
* Changing the Fund's name to "UBS Core Plus Bond Fund" to better reflect the investment strategy.
* Broadening the definition of permitted non-USD securities, currency exposure and risks, including the ability to invest in securities denominated in foreign currencies limited to 30% of net assets.
* Expanding the Fund's non-investment grade exposure limit from the current limit of 20% to 30%, with individual limits on exposure to high-yield securities (maximum of 15%) and emerging markets (maximum of 15%).